                                                                  Rule 424(b)(3)
                                                               File No. 33-54243

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 29, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 29, 1996)

                                6,100,000 SHARES

                             AMERICA WEST AIRLINES

                              CLASS B COMMON STOCK
                            ------------------------
     All of the shares of Class B Common Stock, par value $.01 ("Class B Common Stock") offered hereby (the "Offering") are being sold by the Selling Securityholders named herein (the "Selling Securityholders"). See "Selling Securityholders." The Company will not receive any of the proceeds from this Offering. The Class B Common Stock is traded on the New York Stock Exchange under the symbol "AWA." On January 26, 1996, the last reported sale price of the Class B Common Stock on the New York Stock Exchange was $17 5/8 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS B COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                                                            PROCEEDS TO
                                  PRICE TO            UNDERWRITING            SELLING
                                   PUBLIC             DISCOUNT(1)        SECURITYHOLDERS(2)

Per Share................       $                    $                     $
--------------------------------------------------------------------------------------------
Total(3).................       $                    $                     $
============================================================================================

(1) The Company and the Selling Securityholders have severally agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Securityholders estimated
    at         .

(3) Certain of the Selling Securityholders have granted to the several Underwriters an option for 30 days to purchase up to an additional 610,000 shares of Class B Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount and Proceeds
    to Selling Securityholders will be $          , $          and $          ,
    respectively. See "Underwriting."
                            ------------------------
     The shares of Class B Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class B Common Stock will be made in New
York, New York on or about             , 1996.
                            ------------------------
MERRILL LYNCH & CO.
                        DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                                                               LEHMAN BROTHERS
                            ------------------------
         The date of this Prospectus Supplement is             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS B COMMON STOCK AND THE WARRANTS TO PURCHASE CLASS B COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS

     America West Airlines, Inc. (the "Company" or "America West") recently reported record 1995 operating and pretax income of $154.7 million and $108.4 million, respectively. The Company also reported net income for 1995 of $53.8 million or $1.15 per share on a fully diluted basis, on revenues of approximately $1.6 billion. The 1995 results included a $10.5 million pretax restructuring charge. America West's operating margin of 10.0% for 1995 was the highest among major full-service U.S. airlines. Beginning with the first quarter of 1993, the Company has achieved 12 consecutive quarters of profitability.

     The financial data for the three months ended December 31, 1995 and 1994 and the year ended December 31, 1995 set forth below are derived from unaudited financial statements and in the opinion of management contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information therein, and the information for the periods January 1 to August 25, 1994 and August 26 to December 31, 1994 has been derived from the Company's audited financial statements. The 1995 financial data set forth below represent preliminary unaudited results. Statements of operations data subsequent to August 25, 1994 and balance sheet data as of December 31, 1994 and 1995 reflect the adoption by the Company of fresh start reporting upon consummation of the Company's reorganization and are not prepared on a basis of accounting consistent with prior data. References to "Predecessor Company" refer to the Company's operations prior to its reorganization.


                                                                     REORGANIZED COMPANY                           |  PREDECESSOR
                                                        ---------------------------------------------------------- |    COMPANY
                                                                                                                   |  ------------
                                                          THREE MONTHS ENDED                         PERIOD FROM   |  PERIOD FROM
                                                              DECEMBER 31,            YEAR ENDED     AUGUST 26 TO  |  JANUARY 1 TO
                                                        -------------------------    DECEMBER 31,    DECEMBER 31,  |   AUGUST 25,
                                                           1995           1994           1995            1994      |    1994(1)
                                                        ----------     ----------    ------------    ------------  |  ------------
                                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
                                                                                                                   |
STATEMENTS OF OPERATIONS DATA:                                                                                     |
Operating revenues....................................  $  396,309     $  342,451     $1,550,642      $  469,766   |   $  939,028
Operating income......................................      22,720(2)      30,535        154,732(2)       38,871   |      107,506
Income (loss) before income taxes and                                                                              |
  extraordinary items.................................      13,100         16,693        108,378          19,736   |     (201,209)
Income (loss) before extraordinary items..............       5,988          6,628         54,770           7,846   |     (203,268)
Extraordinary items(3)................................          --             --           (984)             --   |      257,660
Net income............................................       5,988(2)       6,628         53,786(2)        7,846   |       54,392
Earnings per share(4):                                                                                             |
  Primary.............................................         .13            .15           1.16             .17   |         1.99
  Fully diluted.......................................         .12(2)         .15           1.15(2)          .17   |         1.41
BALANCE SHEET DATA (AT END OF PERIOD):                                                                             |
Working capital deficiency............................  $  (80,416)    $  (47,927)    $  (80,416)     $  (47,927)  |   $ (163,572)
Total assets..........................................   1,598,709      1,545,092      1,598,709       1,545,092   |    1,053,780
Long-term debt, less current maturities(5)............     373,964        465,598        373,964         465,598   |      597,839
Total stockholders' equity (deficiency)...............     649,472        595,446        649,472         595,446   |     (286,395)
OPERATING DATA:                                                                                                    |
Available seat miles (in millions)....................       4,919          4,621         19,421           6,424   |       11,636
Revenue passenger miles (in millions).................       3,277          2,872         13,313           3,972   |        8,261
Passenger load factor (%).............................        66.6           62.2           68.5            61.8   |         71.0
Yield per revenue passenger mile (cents)..............       11.27          11.11          10.91           11.02   |        10.68
Passenger revenue per available seat mile (cents).....        7.51           6.91           7.48            6.81   |         7.58
Operating cost per available seat mile (cents)........        7.60(6)        6.75           7.19(6)         6.71   |         7.15
Full time equivalent employees (at end of period).....       8,712         10,715          8,712          10,715   |       10,849

---------------
(1) Includes net expenses of $273.7 million incurred by the Predecessor Company in connection with the Company's reorganization.

(2) Costs associated with the Company's recent outsourcing of its heavy aircraft maintenance resulted in a pretax restructuring charge of approximately $10.5 million, or $6.5 million after tax, resulting in a $.14 reduction in earnings per share (on a fully diluted basis).

(3) Includes (i) an extraordinary loss of $984,000 (or $.02 per share on a primary and fully diluted basis) in 1995 resulting from the exchange of debt by the Company and (ii) an extraordinary gain of $257.7 million in 1994 resulting from the discharge of indebtedness pursuant to the consummation of the Company's plan of reorganization.

(4) Historical per share data for the Predecessor Company are not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

(5) Includes certain balances reported as "Estimated Liabilities Subject to Chapter 11 Proceedings" for the Predecessor Company.

(6) Restructuring costs associated with the Company's outsourcing of its heavy aircraft maintenance resulted in an increase in cost per available seat mile of $.21 for the three months ended December 31, 1995 and $.05 for the year ended December 31, 1995.

                                  THE OFFERING

Class B Common Stock Offered by the Selling Securityholders....  6,100,000 shares(1)
Class A Common Stock Outstanding...............................  1,200,000 shares(2)
Class B Common Stock Outstanding...............................  44,141,330 shares(3)
                                                                 ----------------------
     Total Common Stock Outstanding............................  45,341,330 shares(3)
Warrants Outstanding...........................................  10,380,286(2)
Listing........................................................  New York Stock Exchange
Class B Common Stock Trading Symbol............................  "AWA"
Use of Proceeds................................................  The Company will not receive any proceeds from the Offering.

---------------
(1) Assumes the Underwriters' over-allotment option is not exercised.

(2) As of December 31, 1995.

(3) As of December 31, 1995. Excludes 12,580,619 shares of Class B Common Stock reserved for issuance upon exercise of outstanding Warrants and options.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Class B Common Stock by the Selling Securityholders.

                            SELLING SECURITYHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by the Selling Securityholders as of the date of this Prospectus Supplement and as adjusted to reflect the sale of the Class B Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option). See "Principal Stockholders" and "Selling Securityholders" in the accompanying Prospectus.

                                                                 CLASS A & B                                       CLASS A & B
                                                                   COMBINED                        CLASS B          COMBINED
                             CLASS B             CLASS B            VOTING         CLASS B       COMMON STOCK        VOTING
             CLASS A          COMMON           COMMON STOCK       PERCENTAGE        COMMON         PERCENT         PERCENTAGE
             COMMON        STOCK OWNED        PERCENT OWNED         BEFORE      STOCK OFFERED    OWNED AFTER          AFTER
           STOCK OWNED  BEFORE OFFERING(1)  BEFORE OFFERING(1)  OFFERING(1)(2)      HEREBY      OFFERING(1)(3)  OFFERING(1)(2)(3)
           -----------  ------------------  ------------------  --------------  --------------  --------------  -----------------
TPG
 Partners,
 L.P.(3)..    642,078        5,739,480             12.6%             35.8%         2,072,567           7.9%               36.9%
TPG
  Parallel I,
L.P.(3) ..     64,699          578,338              1.3%              3.7%           208,843             *                 3.8%
Air Partners
 II,L.P.(3) .  67,718          605,330              1.4%              3.8%           218,590             *                 3.9%
Continental
 Airlines,
Inc.(3)...    325,505        2,311,094              5.1%             17.7%         1,100,000(4)        2.9%(4)            12.9%(4)
Mesa Air
  Group,
  Inc.....    100,000        2,985,239              6.6%              7.6%         1,500,000(4)        3.3%(4)             6.2%(4)
Lehman
  Brothers
  Holdings
  Inc. ...         --        3,844,768              8.7%              3.7%         1,000,000           6.4%                2.7%
                                                                                --------------
  Total...                                                                         6,100,000
                                                                                 ===========

------------------
 *  Less than 1%.

(1) Includes shares of Class B Common Stock issuable upon exercise of outstanding Warrants held by the Selling Securityholders.

(2) Each share of Class A Common Stock is entitled to 50 votes.

(3) Concurrent with the consummation of the Offering, Continental Airlines, Inc. ("Continental") is expected to exchange 80,926 shares of Class A Common Stock held by it for an equal number of shares of Class B Common Stock held by TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. (in the amounts of 67,090, 6,760 and 7,076, respectively) (the "Firm Shares Exchange"). If the Underwriters' over-allotment option is exercised in full, Continental is expected to exchange an additional 86,010 shares of Class A Common Stock held by it for an equal number of shares of Class B Common Stock held by TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. (in the amounts of 71,305, 7,185 and 7,520, respectively) (the "Option Shares Exchange"). The columns "Class B Common Stock Percent Owned After Offering" and "Class A & B Combined Voting Percentage After Offering" assume the Firm Shares Exchange (but not the Option Shares Exchange) is consummated. In connection with the Offering, Continental will waive its right of first refusal to purchase the Class B Common Stock offered by TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P.

(4) Continental and Mesa Air Group Inc. have granted the Underwriters an option to purchase an additional 258,030 and 351,970, respectively, shares of Class B Common Stock solely to cover over-allotments, if any.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company, the Selling Securityholders and each of the underwriters named below (the "Underwriters"), the Selling Securityholders have severally agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Securityholders the number of shares of Class B Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                          UNDERWRITERS                             NUMBER OF SHARES
                                                                   ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated........................................
Donaldson, Lufkin & Jenrette Securities Corporation..............
Lehman Brothers Inc..............................................

                                                                   ----------------
               Total.............................................      6,100,000
                                                                   =============

     The Representatives have advised the Company and the Selling Securityholders that the Underwriters propose to offer the shares of Class B Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such
price less a concession not in excess of $          per share. The Underwriters
may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the commencement of the Offering, the public offering price, concession and discount may be changed.

     Continental and Mesa have granted the Underwriters an option, exercisable by the Representatives, to purchase up to 258,030 and 351,970, respectively, additional shares of Class B Common Stock at the public offering price less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent the Representatives exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company and the Selling Securityholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, certain of the Company's officers and directors and, subject to certain exceptions, the Selling Securityholders have agreed that, during a period of 90 days from the date of this Prospectus Supplement, such holders will not, without the prior written consent of Merrill Lynch, directly or indirectly, offer, sell, grant any option with respect to, pledge, hypothecate or dispose, synthetically or otherwise, of any Securities (as defined in the accompanying Prospectus). In addition, the Company has agreed that, subject to certain exceptions, during a period of 90 days from the date of this Prospectus Supplement, the Company will not, without the prior written consent of Merrill Lynch, directly or indirectly, offer, sell, grant any option with respect to, pledge, hypothecate or dispose, synthetically or otherwise, of any Securities except for shares of Class B Common Stock issued upon the exercise of options granted under the Company's incentive equity plan, upon exercise of Warrants or upon conversion of shares of Class A Common Stock for shares of Class B Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of Class B Common Stock offered hereby have been passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SECURITYHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY STATEMENT MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS B COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT
Recent Developments...................  S-2
The Offering..........................  S-3
Use of Proceeds.......................  S-3
Selling Securityholders...............  S-3
Underwriting..........................  S-4
Legal Matters.........................  S-5
              PROSPECTUS
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Class B Common Stock
  and Warrants........................   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Financial Data...............   13
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations...............   14
Business..............................   23
Management............................   32
Certain Transactions..................   39
Principal Stockholders................   40
Selling Securityholders...............   43
Description of Capital Stock..........   44
Description of Warrants...............   47
Plan of Distribution..................   48
Legal Matters.........................   49
Experts...............................   50
Index to Financial Statements.........  Q-1

======================================================


======================================================


                               6,100,000 SHARES

                            AMERICA WEST AIRLINES

                             CLASS B COMMON STOCK

                         ---------------------------
                            PROSPECTUS SUPPLEMENT
                         ---------------------------
                             MERRILL LYNCH & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               LEHMAN BROTHERS
                                              , 1996

======================================================